EXHIBIT 1

Michael R. Murphy
1 312 265 9605
mmurphy@thediscoverygroup.com

April 25, 2011

Board of Directors
Tier Technologies
11130 Sunrise Valley Drive
Suite 300
Reston, VA 20191

Dear Directors:

As the largest shareholder in Tier Technologies, we are writing to our directors to provide an explicit recommendation for the agenda at the upcoming May board meeting.  Discovery has been a shareholder longer than most directors have been on the board, we have interfaced with several generations of Tier executives, and our nominees spent time as directors in 2009 and 2010.  Given our intimate knowledge of the company and our status as the largest shareholder, we feel it is important to let you know, in no uncertain terms, our strong recommendation:

The Tier board must immediately engage an investment bank and proactively pursue all strategic and financial alternatives, including a sale of the company.

The logic is simple:

1)	Tier is woefully undervalued and with an enterprise value of about $30 million should no longer bear the costs of public ownership
2)	Several strategic and financial parties have expressed interest in acquiring Tier and have contacted shareholders, management, and directors
3)	The majority of shareholders are long term investors that have become increasingly frustrated with Tier and have a strong desire to have the company sold for a premium
4)
An objective analysis of Tier’s inherent value suggests that a sale process will deliver a value range $7.00 to $9.00 per share, a 40 % to 80 % premium to Tier’s current market price of $5.00 per share.

5)	Tier finally has a management team and board of directors in place with the industry, governance, and deal experience to objectively consider all strategic alternatives

We have a detailed analysis of the current situation at Tier providing ample evidence to support our assertions.  The rationale is compelling and the logic is clear if directors wish to serve the best interest of shareholders. We would be happy to elaborate on our analysis and present additional details at the upcoming meeting.

Sincerely,
Michael R. Murphy
Discovery Group